FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1     Listing Particulars released on 12 May 2003
No.  2     FRN Variable Rate Fix released on 12 May 2003
No.  3     FRN Variable Rate Fix released on 13 May 2003
No.  4     FRN Variable Rate Fix released on 13 May 2003
No.  5     FRN Variable Rate Fix released on 13 May 2003
No.  6     Doc re. Pricing Supplement released on 13 May 2003
No.  7     Doc re. Pricing Supplement released on 13 May 2003
No.  8     FRN Variable Rate Fix released on 15 May 2003
No.  9     Doc re. Pricing Supplement released on 15 May 2003
No. 10     Doc re. Pricing Supplement released on 15 May 2003
No. 11     FRN Variable Rate Fix released on 16 May 2003
No. 12     Employee Share Option Scheme released on 16 May 2003

Document No. 1

FORMAL NOTICE FOR SPECIALIST SECURITIES
PUBLICATION DATE:              12th May, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:              US$10,000,000,000 Euro Medium Term Note Programme

ISSUER:                        Northern Rock plc

INCORPORATED IN:               England and Wales

GUARANTOR:                     N/A

INCORPORATED IN:               England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Citibank, N.A.                 Northern Rock plc
5 Carmelite Street             Northern Rock House
London EC2Y 0PA                Gosforth
                               Newcastle upon Tyne NE3 4PL

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority,
25 The North Colonnade, London E14 5HS.

Document No. 2

BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 12, 2003--

RE: NORTHERN ROCK PLC
    GBP 475,000 SERIES 247 EMTN
    DUE: MAY 2008
    ISIN: XS0168553674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09MAY03 TO 12MAY03 HAS BEEN FIXED AT 3.72194 PCT PER ANNUM

INTEREST PAYABLE VALUE 12AUG03 WILL AMOUNT TO:
GBP 9.69 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 13, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,348,000 SERIES 248 EMTN
    DUE: MAY 2009
    ISIN: XS0168553914

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09MAY03 TO 15AUG03 HAS BEEN FIXED AT 3.79027 PCT PER ANNUM

INTEREST PAYABLE VALUE 15AUG03 WILL AMOUNT TO:
GBP 10.18 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 13, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,526,000 SERIES 245 EMTN
    DUE: JULY 2005
    ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09MAY03 TO 09JUL03 HAS BEEN FIXED AT 3.8075 PCT PER ANNUM

INTEREST PAYABLE VALUE 09JUL03 WILL AMOUNT TO:
GBP 6.36 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 13, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,840,000 SERIES 246 EMTN
    DUE: NOVEMBER 2008
    ISIN: XS0168553328

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09MAY03 TO 11AUG03 HAS BEEN FIXED AT 3.7925 PCT PER ANNUM

INTEREST PAYABLE VALUE 11AUG03 WILL AMOUNT TO:
GBP 9.77 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6

Pricing Supplement

Issuer:                           Northern Rock
Series Number                     251
Description:                      Issue of GBP 21,381,000 Floating Rate Notes
                                  due 15 May, 2006
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       14 May 2003
Maturity Date:                    15 May 2006
ISIN:                             XS0168679693

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 7

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     250
Description:                      Issue of GBP 18,162,000 Floating Rate Notes
                                  due 14 November, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       14 May 2003
Maturity Date:                    14 November 2008
ISIN:                             XS0168679347

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 15, 2003--

RE: NORTHERN ROCK PLC
    GBP 2,100,000.00
    MATURING: 14-Feb-2007
    ISSUE DATE: 14-Feb-2002
    ISIN: XS0143113438

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-May-2003 TO 14-Aug-2003 HAS BEEN FIXED AT 3.667500 PCT.

INTEREST PAYABLE VALUE 14-Aug-2003 WILL AMOUNT TO
GBP 9.24 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

Document No. 9

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     249
Description:                      Issue of EUR500,000,000 Floating Rate Notes
                                  due 2006
Currency/ Principal Amount:       Euro (EUR)
Issue Price:                      99.950 per cent.
Specified Denomination            EUR1,000; EUR10,000 and EUR100,000
Issue Date:                       16 May 2003
Maturity Date:                    May 2006
ISIN:                             XS0168622073

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 10

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     252
Description:                      Issue of GBP 617,000 Floating Rate Notes due
                                  19 May, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       16 May 2003
Maturity Date:                    19 May 2008
ISIN:                             XS0168806635

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 11

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 16, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    DEM 30,000,000.00
    MATURING: 19-Aug-2004
    ISSUE DATE: 19-Aug-1997
    ISIN: XS0079534706

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-May-2003 TO 19-Aug-2003 HAS BEEN FIXED AT 2.512130 PCT.

INTEREST PAYABLE VALUE 19-Aug-2003 WILL AMOUNT TO
DEM 32,099.44 PER DEM 5,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

Document No. 12
                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 16 May 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 10,000, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,239,675 Shares representing 1.24% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  May 19, 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary